December 27, 2013

VIA EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Canon Inc. (the “Company”)

Form 20-F for the fiscal year ended December 31, 2012 (the “20-F”)

Filed March 28, 2013

File No. 1-15122

Dear Ms. Blye:

We respectfully submit this letter in response to your December 16, 2013 letter requesting supplemental information relating to the Company’s 20-F.

The Company is working expeditiously to compile a full response to the staff’s letter. With regard to information about Hewlett-Packard Company (“HP”), the Company will require additional time beyond the ten business days specified in your letter due to the year-end and New Year holidays to provide a complete response to the staff’s question. Accordingly, the Company respectfully requests an extension of time until January 31, 2014 to submit a response to the staff comment relating to HP.

Set forth below are our responses to the staff comments, other than those involving HP. For your convenience, we have restated the comments from the staff in italicized type and have followed each comment with our response thereto.

Staff Comment

1. Please tell us about any contacts with Syria and Sudan since your letter to us dated March 28, 2011. We note that your Middle East website lists a distributor for Sudan, and Syria’s Puzant Yacoubian Group’s website includes your logo and lists Canon as a company it represents. Your Form 20-F does not provide disclosure about Syria or Sudan. As you know, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2011 letter, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements, including through major customer Hewlett-Packard. Your response should describe any products, equipment, components, technology or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response

In relation to the Company’s contacts with Syria and Sudan, please see below for country-by-country and overall business updates. As discussed below, sales to these countries have remained one-tenth of one percent (0.1%) or less of the Company’s total consolidated net sales, since the year ended December 31, 2010, the last period covered in our March 28, 2011 letter (the “March 2011 Letter”).

(a) Syria. Our indirect subsidiary, Canon Middle East FZ-LLC, a company organized under the laws of the Dubai Technology, Electronic Commerce and Media Free Zone, Dubai, United Arab Emirates (“Canon Middle East”) sells photographic products to one unaffiliated distributor in Syria and sells copiers, facsimile machines, printers, and other office imaging products to another unaffiliated distributor in Syria. Our direct subsidiary, Canon Europa N.V. (“Canon Europa”), the parent company of Canon Middle East, sells broadcast lenses to an unaffiliated reseller in a third country that sells these products to customers in Syria.

(b) Sudan. Canon Middle East sells copiers, facsimile machines, printers, and other office imaging products to an unaffiliated distributor in Sudan.

In 2013, the Company initiated a new policy requiring that the management of Canon Europa maintain stricter control of its business activities in Syria and Sudan. The Company continues to monitor its business activities in Syria and Sudan. Total net sales in those countries in the years ended December 2010, 2011 and 2012 were one-tenth of one percent (0.1%) or less of the Company’s total consolidated net sales each fiscal year, which were 3,707 billion yen, 3,557 billion yen and 3,480 billion yen, respectively. In the most-recent subsequent period, fiscal year 2013, the Company’s net sales in those two countries continued to account for less than one-tenth of one percent (0.1%) of its total consolidated net sales for the nine months ended September 30, 2013, which were 2,697 billion yen.

The Company has distributor and certain related business agreements with the unaffiliated business partners described above. It does not have any agreements, commercial arrangements, or other contacts with the governments of Syria or Sudan, or with entities controlled by those governments. The Company also sells laser printers and other products on an OEM basis to various third parties, including HP. As noted above, the Company will respond to you again as soon as it confirms the relevant information regarding HP.

The Company believes that there has been no material change in the extent or nature of its activities relating to Syria or Sudan since the March 2011 Letter.

Staff Comment

2. Please discuss the materiality of any contacts with Syria and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response

The Company does not believe its contacts with Syria and Sudan are material, either individually or in the aggregate, in quantitative or qualitative terms. Aggregate sales to resellers and distributors in the countries listed above are insignificant, as noted above. Except for de minimis accounts receivables from the above-mentioned resellers and distributors, the Company does not hold any assets or liabilities related to the two countries.

Given the Company’s internal export controls procedures, the extremely limited nature of the Company’s sales to resellers and distributors in these countries and the Company’s lack of a physical presence or investment in, or ties to the governments of, these countries, the Company does not believe that the reporting or divestment initiatives and policies noted in your letter will have a material impact on investor sentiment or share value.

Staff Comment

3. You told us in your March 28, 2011 letter that you had not sold products that had military uses into Syria and Sudan, and that you were not aware of any military use of the products by those countries. Please tell us whether those representations are true with respect to all sales into Syria and Sudan you discuss in response to the foregoing comments.

Response

Canon Europa and Canon Middle East implement export controls procedures in their sales to resellers and distributors, and sales are made only when intended for non-military use. The Company is not aware of any of its products sold for distribution in Syria and Sudan being put to military use.

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter or any further comments on the Company’s 20-F, please do not hesitate to contact Shinichi Aoyama of Canon in Tokyo (Tel: +81-3-3758-2111; Fax: +81-3-5482-9680; E-Mail: aoyama.shin-ichi@canon.co.jp) or Theodore A. Paradise (Tel: +81-3-5574-2600; Fax: +81-3-5574-2830; E-Mail: theodore.paradise@davispolk.com) of Davis Polk & Wardwell LLP, our outside US counsel.

Very truly yours,

CANON INC.

/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President & CFO